Exhibit 99.1


                              FOR IMMEDIATE RELEASE



Investors:                                                Media:
Emer Reynolds                                             Elizabeth Headon
Ph:  353-1-709-4000                                       Ph: 353-1-498-0300
     800-252-3526                                         Brian McGlynn
                                                          Ph:  212-407-5740



                   ELAN HOLDS ITS AGM, ALL RESOLUTIONS PASSED

DUBLIN, IRELAND, MAY 26, 2005 -- Elan Corporation, plc today held its annual general meeting (AGM). All nine shareholder resolutions proposed to the meeting were passed by the shareholders.

The AGM was webcast and a replay of the event is available by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon.

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company. We are committed to making a difference in the lives of patients and their families by dedicating ourselves to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges.